Exhibit 99.59

Condensed Consolidated Interim Financial Statements of

INTERMAP TECHNOLOGIES CORPORATION

Third quarter ended September 30, 2024

NOTICE: The condensed consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2024 have not been reviewed by the Company’s external auditors.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	September 30,	December 31,
	2024	2023
Assets
Current assets:
Cash	$182	$677
Amounts receivable (Note 16)	1,342	312
Unbilled revenue	2,126	-
Prepaid expenses	519	311
	4,169	1,300

Prepaid expenses	27	50
Property and equipment (Note 4)	2,215	979
Intangible assets (Note 5)	906	977
Right of use assets (Note 6)	730	381
Investment (Note 7)	849	849
Total assets	$8,896	$4,536
Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$4,632	$4,388
Bank loan (Note 9(a))	37	38
Current portion of government loans (Note 9(c))	120	117
Promissory note payable (Note 9(d))	65	-
Lease obligations (Note 10)	462	257
Unearned revenue	2,602	2,553
Income taxes payable	50	61
	7,968	7,414

Bank loan (Note 9(a))	6	33
Long-term project financing (Note 9(b))	178	182
Long-term government loans (Note 9(c))	190	274
Lease obligations (Note 10)	306	198
Total liabilities	8,648	8,101

Shareholders’ equity (deficiency):
Share capital (Note 13(a))	211,861	209,296
Warrants (Note 14)	735	791
Accumulated other comprehensive loss	(161)	(156)
Contributed surplus (Note 13(b))	27,440	26,985
Deficit	(239,627)	(240,481)
Total shareholders’ equity (deficiency)	248	(3,565)

Going concern (Note 2(a))
Subsequent event (Note 18)

Total liabilities and shareholders’ equity (deficiency)	$8,896	$4,536

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)

(In thousands of United States dollars, except per share information)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30
	2024	2023	2024	2023
Revenue (Note 11)	$4,987	$1,462	$10,212	$5,000

Expenses:
Operating costs (Note 12(a))	3,532	2,053	8,491	6,772
Depreciation of property and equipment (Note 4)	75	134	237	416
Amortization of intangible assets (Note 5)	115	79	272	236
Depreciation of right of use assets (Note 6)	109	74	271	235
Loss on disposal of equipment (Note 5)	-	3	-	3
	3,831	2,343	9,271	7,662

Operating income (loss)	1,156	(881)	941	(2,662)

Financing costs (Note 12(b))	(27)	(15)	(60)	(43)
Financing income	-	-	-	4
Gain (loss) on foreign currency translation	(48)	43	(27)	(20)
Income (loss) before income taxes	1,081	(853)	854	(2,721)

Income tax expense:
Current	-	-	-	4
	-	-	-	4

Income (loss) for the period	$1,081	$(853)	$854	$(2,717)

Other comprehensive loss:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(6)	(21)	(5)	(30)

Comprehensive income (loss) for the period	$1,075	$(874)	$849	$(2,747)

Basic income (loss) per share	$0.02	$(0.02)	$0.02	$(0.07)
Diluted income (loss) per share	$0.02	$(0.02)	$0.02	$(0.07)

Weighted average number of Class A common
shares - basic (Note 13(c))	47,486,796	38,460,407	43,763,689	37,886,980
shares - diluted (Note 13(c))	49,039,251	38,460,407	45,316,144	37,886,980

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)

(In thousands of United States dollars)

(Unaudited)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total
Balance at December 31, 2022	$208,406	$493	$26,603	$(141)	$(236,780)	$(1,419)

Comprehensive loss for the period	-	-	-	(30)	(2,717)	(2,747)
Share-based compensation	-	-	153	-	-	153
Private placement proceeds (Note 13(a))	610	-	-	-	-	610
Issuance costs	(326)	240	-	-	-	(86)
Expiry of warrants	-	(138)	138	-	-	-

Balance at September 30, 2023	$208,690	$595	$26,894	$(171)	$(239,497)	$(3,489)

Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	$(3,565)

Comprehensive gain (loss) for the period	-	-	-	(5)	854	849
Share-based compensation	-	-	389	-	-	389
Private placement proceeds (Note 13(a))	2,445	-	-	-	-	2,445
Issuance costs	(136)	10	-	-	-	(126)
Exercise of warrants	256	(66)	66	-	-	256

Balance at September 30, 2024	$211,861	$735	$27,440	$(161)	$(239,627)	$248

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

For the nine months ended September 30,	2024	2023
Operating activities:
Net income (loss) for the period	$854	$(2,717)
Interest paid	(45)	(28)
Income tax (paid) refunded	(11)	4
Adjustments for:
Depreciation of property and equipment	237	416
Amortization of intangible assets	272	236
Depreciation of right of use assets	271	235
Share-based compensation expense	305	213
Loss on disposal of equipment	-	3
Financing costs	60	43
Current income tax expense	-	(4)
Changes in working capital: Amounts receivable	(1,025)	737
Unbilled revenue and prepaid expenses	(2,315)	38
Accounts payable and accrued liabilities	440	225
Unearned revenue	49	212
Gain on foreign currency translation	(67)	(50)
Cash flows used by operating activities	(975)	(437)

Investing activities:
Purchase of property and equipment	(1,473)	(104)
Additions to intangible assets	(201)	(221)
Cash flows used in investing activities	(1,674)	(325)

Financing activities:
Proceeds from private placement	2,445	610
Issuance costs	(126)	(86)
Exercise of warrants	256	-
Payment of lease obligations	(316)	(240)
Repayment of bank loan	(31)	(36)
Repayment of government loans	(88)	(89)
Cash flows provided by financing activities	2,140	159

Effect of foreign exchange on cash	14	26

Decrease in cash	(495)	(577)

Cash, beginning of period	677	843

Cash, end of period	$182	$266

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 1

1.	Reporting entity:

Intermap Technologies ® Corporation (the Company) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 400, 3rd Avenue SW, Suite 3700, Calgary, Alberta, Canada T2P 4H2.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location- based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2.	Basis of preparation:

(a)	Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business. During the nine months ended September 30, 2024, the Company reported an operating income of $941, net income of $854, and negative cash flows from operating activities of $975. In addition, the Company has a shareholders’ equity of $248 and negative working capital of $3,799 (current assets less current liabilities) at September 30, 2024.

The above factors in the aggregate indicate there are material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, execute on the new foreign government contract award and / or obtain additional financing. There can be no assurance that such plans will be achieved. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including completing an issuer private placement during the third quarter, raising gross proceeds of C$3,307.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 2

(b)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board.

The notes presented in these unaudited condensed consolidated interim financial statements include in general only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2023 (the “2023 Annual Consolidated Financial Statements”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of November 13, 2024, the date the Board of Directors approved the condensed consolidated interim financial statements.

(c)	Measurement basis:

The condensed consolidated interim financial statements have been prepared mainly on the historical cost basis. Other measurement bases used are described in the applicable notes.

(d)	Use of estimates:

Preparing condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3.	Summary of material accounting policies:

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods that were used to prepare the Company’s 2023 Annual Consolidated Financial Statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 3

4.	Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total
Balance at December 31, 2023	$379	$285	$2	$11	$302	$979

Additions	22	34	32	66	1,319	1,473
Transfer from under construction	824	291	-	-	(1,115)	-
Depreciation	(44)	(179)	(3)	(11)	-	(237)

Balance at September 30, 2024	$1,181	$431	$31	$66	$506	$2,215

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total
Cost	$10,618	$24,878	$345	$1,081	$302	$37,224

Accumulated depreciation	(10,239)	(24,593)	(343)	(1,070)	-	(36,245)

Balance at December 31, 2023	$379	$285	$2	$11	$302	$979

Cost	$11,464	$25,203	$377	$1,147	$506	$38,697

Accumulated depreciation	(10,283)	(24,772)	(346)	(1,081)	-	(36,482)

Balance at September 30, 2024	$1,181	$431	$31	$66	$506	$2,215

5.	Intangible assets:

	Data library	Data library not yet available for use	Total
Balance at December 31, 2023	$336	$641	$977

Additions	7	194	201
Transfer	426	(426)	-
Amortization	(272)	-	(272)

Balance at September 30, 2024	$497	$409	$906

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 4

	Data library	Data library not yet available for use	Total
Cost	$1,035	$641	$1,676

Accumulated amortization	(699)	-	(699)

Balance at December 31, 2023	$336	$641	$977

Cost	1,468	409	1,877

Accumulated amortization	(971)	-	(971)

Balance at September 30, 2024	$497	$409	$906

6.	Right of use assets:

	September 30, 2024	December 31, 2023
Beginning Balance	$381	$343
Depreciation	(271)	(314)
New leases	620	352
Ending Balance	$730	$381

7.	Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at September 30, 2024 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on, industry, size, target markets, and other factors that the Company considers to be reasonable. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At September 30, 2024, the fair value was estimated to be $ 849 (December 31, 2023 - $849) and is a level 3 fair value measurement. A 20% change in the estimated value of the investment would impact net income by approximately $170.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 5

8.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2024	2023
Accounts payable	$2,385	$2,430
Accrued liablities	2,206	1,962
VAT payable	41	(4)
	$4,632	$4,388

9.	Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at September 30, 2024:

	Bank Loan	Project Financing	Government Loans	Lease Obligations (Note 10)	Total
Balance at December 31, 2023	$71	$182	$391	$455	$1,099

Changes from financing activities: Repayment of bank loan	(31)	-	-	-	(31)
Payment of lease obligations	-	-	-	(316)	(316)
Repayment of government loans	-	-	(88)	-	(88)

Total changes from financing activities	(31)	-	(88)	(316)	(435)

Foreign exchange	3	(4)	5	24	28

Other changes: Financing costs	5	-	12	42	59
Interest paid	(5)	-	(10)	(30)	(45)
New leases	-	-	-	593	593

Balance at September 30, 2024	$43	$178	$310	$768	$1,299

(a)	Bank loan:

	September 30,	December 31,
	2024	2023
Bank loan	$43	$71
	43	71
Less current portion	(37)	(38)

Long-term portion of bank loan	$6	$33

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110 thousand). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 6

(b)	Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the nine months ended September 30, 2024.

(c)	Government loans:

	September 30, 2024	December 31, 2023
SBA loan	$145	$147
Western Development Canada loan	165	244
	310	391
Less current portion	(120)	(117)
Long-term portion of project financing	$190	$274

i.	SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest will be payable thirty years from the date of the note.

ii.	Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and will be accreted through interest expense over the term of the loan using the effective interest method.

(d)	Promissory note payable:

During the third quarter of 2024, the Company executed an unsecured promissory note with a financing company in Canada to finance vendor invoices. Interest accrues at 6.69% annualized and payment is due within 150 days.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 7

10.	Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending September 30:

2025	$532
2026	277
2027	69
$878

Interest expense on lease obligations for the nine months ended September 30, 2024 was $42 (nine months ended September 30, 2023 – $17). Total cash outflow for leases was $316 (nine months ended September 30, 2023 – $240), and $197 (nine months ended September 30, 2023 – $262) for short-term and low-value operating leases for equipment and office spaces.

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require the payments of $256 for the twelve months ending September 30, 2025.

11.	Revenue:

Details of revenue are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Acquisition services	$2,931	$-	$5,040	$6
Value-added data	1,141	404	2,120	1,623
Software and solutions	915	1,058	3,052	3,371
	$4,987	$1,462	$10,212	$5,000
Primary geographical market
United States	$894	$430	$1,778	$1,719
Asia/Pacific	3,274	154	5,592	366
Europe	819	878	2,842	2,915
	$4,987	$1,462	$10,212	$5,000
Timing of revenue recognition
Upon delivery	$1,245	$620	$2,512	$2,038
Services overtime	3,742	842	7,700	2,962
	$4,987	$1,462	$10,212	$5,000

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 8

12.	Operating and non-operating costs:

(a)	Operating costs:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Personnel	$1,504	$1,440	$4,239	$4,721
Purchased services & materials(1)	1,686	441	3,440	1,531
Travel	170	8	277	39
Facilities and other expenses	172	164	535	481
	$3,532	$2,053	$8,491	$6,772

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b)	Financing costs:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Interest on bank loan	$1	$2	$5	$8
Interest on government loans	4	6	12	18
Interest on lease obligations	22	7	42	17
Interest on accounts payable	-	-	1	-
	$27	$15	$60	$43

13.	Share capital:

(a)	Issued:

	September 30, 2024		December 31, 2023
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount
Balance, beginning of period:	41,535,755	$209,296	37,693,710	$208,406
Private placement	7,466,568	2,445	3,842,045	1,115
Issuance costs	329,899	(136)	-	(225)
Exercise of warrants	549,735	256	-	-
Balance, end of period:	49,881,957	$211,861	41,535,755	$209,296

During the third quarter of 2024, the Company completed a private placement resulting in the issuance of 7,346,568 Class “A” common shares at a price of C$0.45 per common share for aggregate gross proceeds of $2,408. The Company recorded issuance costs of $110, including 329,899 Class A common shares issued as finders fees. Also, 228,000 warrants were exercised for consideration of $101 during the quarter ended September 30, 2024.

During the third quarter of 2024, 228,000 warrants were exercised for consideration of $101.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 9

On January 4, 2024, the Company completed a private placement resulting in the issuance of 120,000 Units for aggregate consideration of $37. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 3.8%, average expected warrant life of 2 years, share price estimated volatility of 79% and expected dividend payments of Nil. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $26.

During the first quarter of 2024, 321,735 warrants were exercised for consideration of $155.

On December 21, 2023, the Company completed a private placement resulting in the issuance of 1,650,000 Units for aggregate consideration of $621. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.18%, average expected warrant life of 2 years, share price estimated volatility of 72% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $32 and issued 81,000 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.40. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $42.

On October 20, 2023, the Company completed a private placement resulting in the issuance of 695,000 Units for aggregate consideration of $288. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.58 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.92%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $17 and issued 41,700 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.58. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $7, bringing the total costs of the issuance to $24.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 10

During the third quarter of 2023, the Company completed a private placement resulting in the issuance of 1,497,045 Units for aggregate consideration of $610. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.59 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.70%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $35 and issued 48,600 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.49. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $16, bringing the total costs of the issuance to $51.

(b)	Contributed surplus:

	September 30, 2024	December 31, 2023
Balance, beginning of period	$26,985	$26,603
Share-based compensation	389	244
Exercise of warrants	66	-
Expiration of warrants	-	138
Balance, end of period	$27,440	$26,985

(c)	Earnings (loss) per share:

The calculation of earnings (loss) per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share.

For the three and six months ended September 30, 2024, there were 528,510 outstanding share options (September 30, 2023 – Nil), 3,384,511 RSUs (September 30, 2023 – Nil) and 3,165,500 outstanding warrants (September 30, 2023 – Nil) that were included in the diluted weighted average number of shares calculation as their effect was dilutive. There were 170,932 outstanding share options (September 30, 2023 – Nil), 295,112 RSUs (September 30, 2023 – Nil) and 4,003,745 outstanding warrants (September 30, 2023 – Nil) that were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 11

The average market value of the Company’s shares for purposes of calculating the dilutive effect of the share options and warrants was based on quoted market prices for the period during which the share options and warrants were outstanding.

(d)	Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 14(f)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. As of September 30, 2024, 699,442 share options are issued and outstanding. No additional options will be issued under this plan.

The following tables summarize information regarding share options outstanding:

	September 30, 2024		December 31, 2023
	Number of shares under option	Weighted average exercise price (CDN)	Number of shares under option	Weighted average exercise price (CDN)
Options outstanding, beginning of period	794,443	$0.72	801,943	$0.77
Expired	(95,001)	0.70	(7,500)	0.70
Options outstanding, end of period	699,442	$0.72	794,443	$0.72
Options exercisable, end of period	699,442	$0.72	794,443	$0.72

Exercise Price (CDN$)	Options outstanding	Weighted average remaining contractual life	Options exercisable
0.70	528,510	2.53 years	528,510
0.80	170,932	2.13 years	170,932
	699,442	2.43 years	699,442

During the nine months ended September 30, 2024 and 2023, the Company recognized $Nil of non-cash compensation expense related to the share option plan.

(e)	Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The omnibus plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 12

The maximum number of common shares reserved under the omnibus plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the omnibus plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the omnibus plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the omnibus plan, for a total reserve of 5,660,884. As of September 30, 2024, 699,442 share options and 3,679,623 RSUs are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 234,566 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	September 30,	December 31,
	2024	2023
	Number of	Number of
	RSUs	RSUs
RSUs outstanding, beginning of period	3,779,623	2,453,744
Issued	-	1,325,879
Forfeitures	(100,000)	-
RSUs outstanding, end of period	3,679,623	3,779,623

During the nine months ended September 30, 2024 and 2023, no RSUs were issued. During the nine months ended September 30, 2024, the Company recognized $305 (nine months ended September 30, 2023 – $213) of non-cash compensation expense related to the RSUs.

(f)	Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Employees	$40	$36	$212	$112
Directors and advisors	24	25	93	101
Non-cash compensation	$64	$61	$305	$213

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 13

14.	Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

Grant Date	Expiry Date	Exercise Price		Granted	Number of Warrants Outstanding December 31, 2023	Issued	Expired	Exercised	Number of Warrants Outstanding September 30, 2024
2/11/2022	2/10/2024	US$	0.54	43,500	43,500	-	-	(43,500)	-
3/19/2022	3/18/2024	US$	0.54	88,235	88,235	-	-	(88,235)	-
11/16/2022	11/15/2024	US$	0.45	2,929,900	2,929,900	-	-	(150,000)	2,779,900
11/18/2022	11/17/2024	US$	0.45	259,000	259,000	-	-	-	259,000
12/7/2022	12/6/2024	US$	0.44	265,000	265,000	-	-	(265,000)	-
8/10/2023	8/9/2025	US$	0.60	810,000	810,000	-	-	-	810,000
8/10/2023	8/9/2025	US$	0.49	48,600	48,600	-	-	-	48,600
8/16/2023	8/15/2025	US$	0.59	602,500	602,500	-	-	-	602,500
9/5/2023	9/4/2025	US$	0.59	84,545	84,545	-	-	-	84,545
10/20/2023	10/19/2025	US$	0.59	695,000	695,000	-	-	-	695,000
10/20/2023	10/19/2025	US$	0.59	41,700	41,700	-	-	-	41,700
12/21/2023	12/20/2025	US$	0.60	1,650,000	1,650,000	-	-	-	1,650,000
12/21/2023	12/20/2025	US$	0.40	81,000	81,000	-	-	(3,000)	78,000
1/4/2024	1/3/2026	US$	0.60	120,000	-	120,000	-	-	120,000
				7,718,980	7,598,980	120,000	-	(549,735)	7,169,245

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value
Balance at December 31, 2023	7,112,045	$698	486,935	$93	7,598,980	$791
Issued	120,000	10	-	-	120,000	10
Exercised	(400,000)	(33)	(149,735)	(33)	(549,735)	(66)
Balance at September 30, 2024	6,832,045	$675	337,200	$60	7,169,245	$735

Each warrant entitles its holder to purchase one Class A common share.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

15.	Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 11.

For the nine months ended September 30, 2024 and 2023	Page 14

Property and equipment of the Company are located as follows:

	September 30, 2024	December 31, 2023
United States	$1,929	$923
Europe	170	54
Asia/Pacific	116	2
	$2,215	$979

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
Customer A	$2,931	$-	$5,040	$-
Customer B	121	234	444	463
	$3,052	$234	$5,484	$463

16.	Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. There have been no significant changes to the Company’s risk management strategies since December 31, 2023.

Amounts receivable as of September 30, 2024 and December 31, 2023, consist of:

	September 30, 2024	December 31, 2023
Trade receivables	$1,296	$283
Other miscellaneous receivables	46	29
	$1,342	$312

Trade receivables by geography consist of:

	September 30, 2024	December 31, 2023
United States	$564	$90
Europe	411	183
Asia/Pacific	321	10
	$1,296	$283

An aging of the Company’s trade receivables are as follows:

	September 30, 2024	December 31, 2023
Current	$1,146	$176
31-60 days	12	80
61-90 days	130	24
Over 91 days	8	3
	$1,296	$283

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the nine months ended September 30, 2024 and 2023	Page 15

The balance of the past due amounts relates to reoccurring customers and are considered collectible.

17.	Fair values:

The fair values of the financial assets and liabilities are determined at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

●	Cash, amounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

●	Carrying amount of project financing, bank loan and government loans approximates fair value due to prevailing interest rates and the risk characteristics of the instrument.

●	The fair value of the warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

(a)	Fair value hierarchy:

Financial instruments recorded at fair value on the Condensed Consolidated Interim Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices;

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

18.	Subsequent event:

Subsequent to September 30, 2024, 2,983,900 warrants were exercised for consideration of $1,338.